D. Anthony Scaglione Executive Vice President and Chief Financial Officer 551 Fifth Avenue, 3rd Floor New York, NY 10176 Office: (212) 297-9748 Fax: (866) 406-3683

April 28, 2016

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Jaime G. John

Re:	ABM Industries Incorporated
Form 10-K as of October 31, 2015
Filed on December 17, 2015
File No. 001-08929

Ladies and Gentlemen:

On behalf of ABM Industries Incorporated (referred to as “ABM,” “we,” “our,” or the “Company”), please find our responses to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated April 1, 2016 with respect to the above-referenced filing. All references to years within this letter are to our fiscal year, which ends on October 31. To assist with your review, we have included the Staff’s comments in italics directly above our responses.

Form 10-K FOR THE YEAR ENDED OCTOBER 31, 2015

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm, page 54

1.	We note that the report of your independent registered public accounting firm states that the audits were conducted “in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).” Please have your auditor tell us why the report refers to the “auditing standards” of the PCAOB instead of all standards of the PCAOB. If true, amend your Form 10-K to include an audit report to state that the audits were conducted in accordance with “the standards of the Public Company Accounting Oversight Board (United States).” Refer to Auditing Standards No. 1.

D. Anthony Scaglione Executive Vice President and Chief Financial Officer 551 Fifth Avenue, 3rd Floor New York, NY 10176 Office: (212) 297-9748 Fax: (866) 406-3683

Response:

We have discussed this comment with our independent registered public accounting firm and concur with your comment that the opinion should have referred to all standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”) instead of “auditing standards.” The inclusion of the word “auditing” was an administrative error. Our independent registered public accounting firm has provided us with a revised opinion reflecting this change and has confirmed to us that its opinion to be included in our annual report on Form 10-K for fiscal year 2016 will refer to all standards of the PCAOB. We respectfully request that such future filing conclude this matter.

Note 12. Insurance, page 76

2.	In future periodic filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Provide an example of your proposed disclosure. To the extent you do not believe this disclosure is material; tell us how you made that determination. Refer to ASC 944-40-50-3.

Response:

We will add a roll forward of our insurance reserves to our insurance footnote in our future annual periodic filings for each year presented. An example of our proposed disclosure that we will include in our future annual filings is set forth below:

Insurance Reserves

Year Ended October 31,
(in millions)		2015		2014		2013
Balance, beginning of year	$	XXX	$	XXX	$	XXX
Change in case reserves plus IBNR* - current year		X		X		X
Change in case reserves plus IBNR* - prior year		X		X		X
Claims paid		X		X		X
Balance, end of year	$	XXX	$	XXX	$	XXX

*Incurred but not reported claims.

D. Anthony Scaglione Executive Vice President and Chief Financial Officer 551 Fifth Avenue, 3rd Floor New York, NY 10176 Office: (212) 297-9748 Fax: (866) 406-3683

3.	We note in your disclosure on page 27 that $36 million of the $42 million increase in your insurance reserves relates to years prior to 2015. We further note on page 76 that your general liability reserve increase was due in part to an increase in the number of premises liability claims from earlier years reported to you subsequent to the 2014 actuarial evaluations. Please provide additional details regarding the nature, amount and timing associated with these additional claims to clarify why recognition occurred during 2015 and was not required in 2014.

Response:

Background – ABM’s Insurance Program

ABM’s insurance claim reserves are primarily comprised of three types of insurance coverage: (i) General Liability; (ii) Workers Compensation; and (iii) Automobile Liability.

We engage a professional Third-Party Claims Administrator (“TPA”) to administer all claims included within the scope of the actuarial review described in the following paragraphs. Our claims management process is further augmented by other external resources and ABM.

Consistent with prior periods, we engage an independent actuarial firm (the “Actuarial Firm”) to perform an insurance reserve evaluation as of April 30 each year. The April 30, 2015 evaluation (the “2015 Evaluation”) considered all changes made to claims reserves and claim payment activity for the period commencing May 1, 2014 and ending April 30, 2015 (the “2015 Review Period”).

With respect to the 2015 Evaluation, the Actuarial Firm took into consideration and evaluated the following trends in order to determine its estimate of ultimate losses: (i) paid claim development trends; (ii) incurred development trends inclusive of claim reserving patterns; (iii) frequency and severity trends for claims with dates of the loss occurring within the 2015 Review Period; and (iv) frequency and severity trends for claims with dates of loss prior to April 30, 2014, but reported during the 2015 Review Period.

We performed this review for all policy years in which open claims existed.

We accrue for our estimates of these loss contingencies with appropriate consideration of the provisions of ASC 450-20-25-2.

Our estimates of ultimate losses are based on a combination of actuarial methods that include the development of losses on known claims as well as an estimate of the loss amounts associated with incurred but not reported (“IBNR”) claims.

In addition to the claims not previously reported, the IBNR estimates are based on the overall complexity of ABM’s insurance program, which estimates take into consideration many factors including frequency of

D. Anthony Scaglione Executive Vice President and Chief Financial Officer 551 Fifth Avenue, 3rd Floor New York, NY 10176 Office: (212) 297-9748 Fax: (866) 406-3683

litigation and outcomes within the jurisdictions in which we maintain a significant presence. Legal, political and economic factors within these jurisdictions can further affect the time it takes to resolve known claims within the open inventory. Moreover, these same factors can increase the likelihood that claims that were previously unknown at the time of prior actuarial evaluations may result in allegations that require us to spend substantial legal or other loss adjustment expenses beyond those previously estimated in the initial IBNR estimate.

Actuarial Analyses Results for Years Prior to 2015 for Claims under General Liability Coverage

During the 2015 Review Period, we received our “first notice” on 452 claims with dates of loss prior to April 30, 2014 that were not known during the previous estimate of our ultimate losses but estimated in our April 30, 2014 actuarial evaluation (the “2014 Evaluation”) IBNR estimate. During the 2015 Evaluation, there was an increase of 66 reported claims from what was previously estimated during the 2014 Evaluation and included in our 2014 Evaluation IBNR estimate. The resulting change in our ultimate loss estimate for these 66 claims was approximately $2.0M. The delay in receiving notice for general liability claims is primarily due to the noted above jurisdictional complexities and an extensive lag period between when alleged losses occur and when third parties report the losses. As an example, we provide our services at premises that we do not own or manage, but are required by contract to provide liability insurance at these properties for reported losses by third parties for both bodily injury and property damage. On average, ABM receives notification in approximately 250 days. However, in more challenging jurisdictions, the lag period can extend to 330 days or longer. Given the lengthy and often unpredictable lag time of a general liability claim and the increase in frequency of claims above what was expected, the ultimate loss previously estimated changed during the 2015 Evaluation.

D. Anthony Scaglione Executive Vice President and Chief Financial Officer 551 Fifth Avenue, 3rd Floor New York, NY 10176 Office: (212) 297-9748 Fax: (866) 406-3683

4.	Additionally we note that the adverse development related to your automobile liability was primarily attributable to three large multi-party claims that occurred in the 2013 policy year. Please provide to us additional details regarding the nature, amount and extent of new events that occurred during 2015 associated with these claims or additional experience or information obtained since the last reporting date that led to the change in estimate. Also ensure that your response addresses the timing associated with these events to clarify why recognition occurred during 2015 and was not required in 2014.

Response:

While several policy years contributed to the change in estimate of ultimate losses for our automobile liability program, the majority of the adjustment related to 2013. More specifically, there were 77 2013 claims totaling $1.6M in which the incurred values changed during the Review Period. Of the $1.6M increase to the total incurred values, $1.1M (60%) was directly related to the three 2013 claims cited in the disclosure. The severity of these claims and the magnitude in which the changes exceeded previously established IBNR estimates necessitated a $2.1M adjustment to the ultimate losses as determined by the actuaries.

The following table reflects the details of the new developments occurring during the Review Period related to the three claims:

Date of Loss	Incurred Change $	Date of Change	Contributing Factors
February 5, 2013	$285K	February 27, 2015	ABM lost our motion for summary judgment. Judge ruled that our negligence was proximate cause of plaintiff injuries
April 10, 2013	$235K	June 11, 2014	Receipt of plaintiff demand package including detailed plaintiff medicals and specials
April 10, 2013	$572K	April 30, 2015	Passenger claim settled for $360K, driver injuries include back fusion surgery

D. Anthony Scaglione Executive Vice President and Chief Financial Officer 551 Fifth Avenue, 3rd Floor New York, NY 10176 Office: (212) 297-9748 Fax: (866) 406-3683

We acknowledge the following:

•	ABM is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to ABM’s filings; and

•	ABM may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to any of the information in this letter, please call me at 212-297-9748.

Very truly yours,

/s/ D. Anthony Scaglione
D. Anthony Scaglione
Executive Vice President and
Chief Financial Officer